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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

SEC File Number   0-17458                   Cusip Number      025180104
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                                   [Check One]
[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                For the Period Ended:       June 30, 2003

                [   ] Transition Report on Form 10-K
                [   ] Transition Report on Form 20-F
                [   ] Transition Report on Form 11-K
                [   ] Transition Report on Form 10-Q
                [   ] Transition Report on Form N-SAR

                For the Transition Period Ended___________________

             Read Instructions [on back page] Before Preparing Form.
                              Please Print or Type

           Nothing in this form shall be constructed to imply that the
                Commission has verified any information contained
                                     herein

         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification
                                    relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: WRP CORPORATION

Former Name if Applicable:
Address of Principal Executive Office [Street and Number]: 500 PARK BLVD., SUITE 1260

City, State and Zip Code: ITASCA, ILLINOIS 60143

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.

                           [Check box if appropriate]



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[X]      [a]      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X]      [b]      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

All internal audit work necessary to finalize the Company's audited fiscal year-end financial statements has not yet been completed and, as a result, the Company is unable to complete this Form 10-K in a timely manner. Additionally, we are negotiating a new credit facility with several potential lenders. Since our current credit facility expires on December 31, 2003, whether or not we have a new facility will dictate whether or not we receive a qualified audit opinion. In the event we are unable to obtain a new credit facility we will receive a going concern qualification from our auditors. We are hopeful, but can provide no assurances that these negotiations will be completed prior to the extended filing deadline or thereafter.

PART IV - OTHER INFORMATION

         [1] Name and telephone number of person to contact in regard to this notification

                      Alan Zeffer            630               285-9191
                        [Name]           [Area Code]        [Telephone No.]

         [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s]. [X] Yes [ ] No

         [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [ ] Yes [X] No



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                                 WRP CORPORATION
                  [Name of Registrant as Specified in Charter]


Date     September 29, 2003                 By /s/ Alan E. Zeffer
    -----------------------------           ----------------------
                                            Alan E. Zeffer
                                            Chief Financial Officer &
                                            Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.